UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting

As scheduled, Kazia Therapeutics Limited (the “Company”) held its Annual General Meeting (the “AGM”) at 10:00 a.m., Sydney time, on May 22, 2025, at an online venue. At the AGM, the Company’s shareholders voted on one resolution with respect to the re-election of Robert Apple as a director of the Company, which is listed below and was described in more detail in the Company’s Notice of Annual General Meeting and accompanying Explanatory Statement, which are available electronically on the “For Investors” section of the Company’s website.

Resolution 1 – Re-election of Robert Apple as Director

The re-election of Robert Apple as a director of the Company was approved by the Company’s shareholders. The results of the approval were as follows:

	FOR	AGAINST	ABSTAIN	UNDIRECTED
VOTES	27,790,636	5,986,388	1,365,965	60,915

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: 28 May 2025